AMERICAN MEDICAL ALERT CORP.
3265 Lawson Boulevard
Oceanside, NY 11572
516-536-5850

October 26, 2007

Mr. Larry Spirgel
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance - Mail Stop 3720
Washington DC 20549

Via Edgar Correspondence and Federal Express

Re:	American Medical Alert Corp.
File No. 1-8635

Dear Mr. Spirgel:

Reference is made to your comment letter dated October 17, 2007 relating to the Form 10-K of American Medical Alert Corp. (the “Company”) for the fiscal year ended December 31, 2006 (the “2006 10-K”), as well as the Company’s Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007, respectively.

We are filing via the EDGAR system our responses to the comments in your letter related to the above referenced reports. The numbered paragraphs in this letter correspond to the consecutively numbered paragraphs in your comment letter. To the extent indicated, we propose to amend our future filings in accordance with our response.

Please call if you have any questions or further comments.

Very truly yours,

/s/ Richard Rallo

Richard Rallo
Chief Financial Officer

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

1.	The Company will comply with these comments and will include the suggested items in the corresponding summary table in future filings to the extent applicable.

Summary of Significant Accounting Policies

2.
You have inquired as to the nature of the Company’s trade accounts intangible assets. These assets related to the cost associated with the acquisition of Personal Emergency Response System (“PERS”) subscriber accounts owned by independent third parties. These costs are capitalized and amortized on a straight-line basis over the period of expected benefit.

3.	You raised a couple of questions with regard to the Company’s revenue recognition.

The Company appears to have multiple deliverables within its Health and Safety Monitoring (“HSMS”) segment under EITF 00-21, however, under EITF 00-21 paragraph 9, the Company believes that the items involved, (i) rental and monitoring services of its PERS and (ii) installation of the PERS device should be considered separate units of accounting. Under EITF 00-21 paragraph 9, the Company evaluated the three criteria outlined in determining that these multiple deliverables can be accounted for as separate units. The first condition for separation is met in that the installation is not required as part of obtaining the rental and monitoring services of the Company’s PERS and, therefore, has a standalone value. If an installation is requested, the Company will charge a separate fee for such installation and record revenue at that time. The installation is a stand alone process which the Company offers but is not required. The installation includes the actual installation of the PERS unit, the testing of the unit, and teaching the subscriber how to operate and use the unit. Regardless of whether an installation is performed or not, it will not have an impact on the charge for the rental and monitoring of the PERS. The second condition for separation is also met in that there is objective and reliable evidence of fair value of the installation. The evidence of fair value is that other third parties charge a fee, as evidenced by the Company hiring subcontractors in certain areas to perform these installation services for such fee. The Company’s installation charge to customers is consistent with what the Company is charged by outside subcontractors. Thirdly, there are no general refund rights.

Installation revenue for 2006, 2005 and 2004 was $668,345, $570,823 and $481,423, respectively. Expenses incurred in connection with installations are also recognized at time of installation. Installation expenses are primarily payroll and related expenses, travel expenses and payment to third party installers. Historically, these expenses have not been maintained in separate accounts within the Company’s books and records. These costs are directly attributable to the revenue generated from the installation charge.

The Company’s product sales primarily relate to the sale of its stand alone medication pill dispenser reminder device and self contained monitoring systems to retirement facilities to assist in the monitoring of seniors. With regard to the self contained monitoring systems, the monitoring is primarily performed by the retirement facilities. The Company does offer to provide back up monitoring services under a separate agreement if the customer would like for such services to be provided.

4.
You asked us to disclose the method used to determine the expected volatility of our stock under paragraph A240(c)(2)(b) of SFAS 123(R). The method used by the independent third party firm is based on the annualized volatility of the Company’s stock for the two years preceding each of the grant dates. The annualized data was developed from the monthly price changes in the Company’s stock over the preceding two year period from the date of grant. The two year period matches the expected term of the options.

5.
You inquired with respect to the name of the independent third party firm the Company utilizes with regard to the determination of the value of the Company’s options and acquired intangible assets. The name of the independent third party firm, Chartered Capital Advisers Inc., is disclosed on both pages F-14 and F-22. We did receive permission from this independent third party firm to disclose their Company name in our filings.

Common Stock and Options

6.	You raised the question to whether the 66,000 options granted during 2006 were vested as of December 31, 2006. The 66,000 options were all vested as of December 31, 2006.

Contingencies

7.
You inquired as to whether the disposition of the matters disclosed in our Contingencies footnote will have a material adverse effect on the Company’s results of operations. The Company believes the disposition of the matters disclosed in this footnote will not have a material adverse effect on the Company’s results of operations. This will be disclosed in future filings.

FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2007

General

8.	We will comply with the applicable comments and they will be reflected in our Form 10-Q for the quarter ended September 30, 2007.

Segment Reporting

9.
You asked the question as to why it is appropriate to aggregate our Safe Com operating segment with the HSMS reporting segment under paragraph 17 of SFAS 131. The purpose of aggregating the Safe Com segment into the HSMS segment is that the business provided and the nature of the products and service from the Safe Com entity is similar to and falls within the Company’s Health and Safety Monitoring Systems segment. In addition, the revenue generated and operating profit generated from this segment is insignificant and does not meet any of the quantitative thresholds as outlined in paragraph 18 of SFAS 131.

Exhibits

10.
You asked that we provide Exhibit 15 under Item 601 of Regulation S-K and amend our Form 10-Q for the quarter ended March 31, 2007 accordingly. We will provide Exhibit 15 under Item 601 of Regulation S-K in all future filings as well as amend the March 31, 2007 and June 30, 2007 Form 10-Q’s before the comment process is completed.